Exhibit (a)(5)(vi)

FINAL EXTENSION OF DYNEGY TENDER OFFER TO 5:00 P.M.,

NEW YORK CITY TIME, ON FRIDAY FEBRUARY 18, 2011

ICAHN ENTERPRISES LP ANNOUNCES THE FINAL EXTENSION OF ITS

TENDER OFFER TO ACQUIRE SHARES OF DYNEGY INC. AND THE

AMENDMENT OF ITS MERGER AGREEMENT WITH DYNEGY TO PROVIDE FOR

TERMINATION OF THE PROPOSED MERGER TRANSACTION IF THE

CONDITIONS TO THE TENDER OFFER ARE NOT SATISFIED BY 5:00 P.M.,

NEW YORK CITY TIME, ON FEBRUARY 18, 2011

NEW YORK, NEW YORK, FEBRUARY 14, 2011 - Icahn Enterprises LP (NYSE: IEP) today announced that on February 10, 2011, FERC approval for the Icahn tender offer for Dynegy shares was received. The only significant remaining condition to the tender offer is the Minimum Condition, which requires that at least approximately 35% of the shares outstanding are tendered (which in addition to the approximately 15% of the outstanding shares already beneficially owned by Icahn would give Icahn 50% of the shares). Upon closing of the tender offer following satisfaction of such condition, payment will be made immediately.

History Concerning this Tender Offer

Since the announcement of the tender offer there have been a number of criticisms by Seneca, a New York based hedge fund, concerning our tender offer. These criticisms are very hard to understand.

Facts Leading Up To This Offer:

In August 2010, Dynegy was trading at $2.78. At that time Blackstone and the Company agreed to a merger at the price of $4.50 per share. Seneca criticized the Blackstone merger transaction as being far too low, and that in any event, the Company had failed to conduct a fair auction process. Further, Seneca correctly pointed out that Blackstone had many advantages in its merger agreement including a $50 million breakup fee and a right of first refusal. We studied the Blackstone transaction and Seneca’s criticisms and ultimately agreed with Seneca that if a fair auction process was held, higher and better bids would emerge.

During the pendency of the Blackstone transaction, the Company argued that there was an urgent need to merge with Blackstone because an imminent liquidity crisis could result in the Company defaulting under its credit facility and bonds. To obviate this claim and to defeat the Blackstone deal, we stated that if a fair auction process were conducted, we would be a bidder, and that if a liquidity crisis occurred during this period, we would provide the Company with financing. The Blackstone transaction was voted down and a bid was made by the Icahn group for $5.50 per share, which unlike the Blackstone transaction, had a breakup fee of $16 million as opposed to the $50 million Blackstone breakup fee, and the Icahn bid did not include a right of first refusal. Additionally Icahn agreed to support any offer above $5.50 if not topped.

In fairness to the Company, following the termination of the Blackstone transaction, the Company conducted an arduous and fair auction process that lasted almost two months. During this process, we kept our promise and made a bid for the Company at $5.50 per share. To our surprise, and we believe Seneca’s, there were no offers other than the Icahn group’s offer.

Since our transaction was announced, Seneca has argued against our transaction and stated that the Company should not be sold. But it is hard to understand their logic. What has changed at the Company since August when the stock was trading at $2.78 to support any thesis that the Company is today worth more than it was then? In fact, we believe that circumstances have actually worsened for the Company since last August. As the Company has stated, for every $1 reduction in natural gas prices there is a corresponding $165 million reduction in EBITDA with respect to the Company’s unhedged portfolio. Since last August natural gas prices have continued to drop. Further, the liquidity crisis that the Company previously identified must still be faced.

Seneca has told shareholders not to tender, but we have three questions for Seneca.

1.	Is Seneca going to stand by and provide financing if our deal is rejected and there is a liquidity problem?
2.	If the Company is so cheap, then where was Seneca last August when Dynegy was trading at $2.78, and what has changed since August to make the Company worth so much more today? In fact, natural gas prices have further decreased since that time.
3.	Finally, if Seneca believes the stock is so cheap even though it is now selling at a price 98% higher than its price in August, then why hasn’t Seneca made an any and all offer for the Company? The Company has asked them to do just that, but instead, Seneca has continuously asked the Company to lift the pill which might well give Seneca the opportunity, if the Icahn tender offer is terminated, to purchase stock at well less than $5.50 per share. Since Seneca already owns approximately 12% of the stock, they might in this scenario reach over 50% with no obligations to the minority shareholders.

Final Tender Offer Extension; Merger Agreement Amendment

Icahn and Dynegy have amended their merger agreement to provide for one final extension of the tender offer through 5:00 p.m., New York City time, on February 18, 2011. If the conditions to the tender offer have not been satisfied by that time – namely if 35% of the shares have not tendered -- then the tender offer will expire and the merger agreement will automatically terminate, allowing Dynegy to move forward to conduct its business on a stand-alone basis. No price increase or further extensions will be made.

If the tender offer is not successful, then IEP and its affiliates (collectively, “Icahn”) will consider their alternatives regarding their investment in Dynegy and may seek to discuss with Dynegy the potential for debt or equity financing. However, Icahn and Dynegy have no agreement, understanding or arrangement regarding any such discussions and Icahn has no agreement or obligation to provide or arrange for any financing for Dynegy. Icahn reserves the right to buy or sell interests in Dynegy securities or indebtedness.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that, as of 5:00 p.m., New York City time, on February 11, 2011, approximately 1,659,311 shares of Dynegy’s common stock had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 1.36% of the outstanding shares of Dynegy common stock. All other terms and conditions of the tender offer remain unchanged.

The Depositary for the tender offer is American Stock Transfer & Trust Company LLC, Reorganization Department, 6201 15th Avenue, Brooklyn, New York 11219. The Information Agent for the tender offer is Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902. The tender offer materials may be obtained at no charge by directing a request to Morrow & Co., LLC by mail at the address provided above or by calling toll-free (800) 607-0088 or (203) 658-9400, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

ABOUT ICAHN ENTERPRISES L.P.

Icahn Enterprises L.P. (NYSE: IEP), a master limited partnership, is a diversified holding company engaged in eight primary business segments: Investment Management, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

NOTICE TO INVESTORS

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to buy shares of Dynegy Inc. (the “Company”) common stock was made pursuant to an offer to purchase, as amended, and related materials that IEH Merger Sub LLC, (“Offeror”), an indirectly wholly owned subsidiary of Icahn Enterprises L.P., and Icahn Enterprises Holdings LP, as co-bidder, filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2010. On December 23, 2010, the Offeror and co-bidder also filed a tender offer statement on Schedule TO, as amended, with the SEC, and on December 30, 2010, the Company filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. The tender offer materials were sent free of charge to all stockholders of the Company on or about December 22, 2010 and the solicitation/recommendation statement was sent free of charge to all stockholders of the Company on or about December 30, 2010.

All of these materials (and all other materials filed by the Offeror or the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by directing a request to Morrow & Co., LLC by mail to 470 West Avenue, Stamford, CT 06902 or by calling toll-free (800) 607-0088 or (203) 658-9400.

CONTACT:

Icahn Enterprises L.P.

Dominick Ragone, Chief Financial Officer

(646) 861-7500